UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Helix Wind, Corp.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

42331P106

(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
17050 Sunset Blvd., # D
Pacific Palisades, CA 90272
(310) 584-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

February 16, 2010
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42331P106

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) (B)	☒ ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares	(9)	Shared Voting Power
Beneficially Owned	2,197,257
by Each Reporting
Person With	(9)	Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
2,197,257

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,197,257

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)
5.4% (1)

(14)	Type of Reporting Person (See Instructions)
IN

___________________
(1)           Calculated in accordance with Rule 13D.  See Item 5(a) for a more detailed explanation.

CUSIP No. 42331P106

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) (B)	☒ ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares	(9)	Shared Voting Power
Beneficially Owned	2,197,257
by Each Reporting
Person With	(9)	Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
2,197,257

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,197,257

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)
5.4% (1)

(14)	Type of Reporting Person (See Instructions)
IN

___________________
(1)           Calculated in accordance with Rule 13D.  See Item 5(a) for a more detailed explanation.

CUSIP No. 42331P106

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) (B)	☒ ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares	(9)	Shared Voting Power
Beneficially Owned	2,197,257
by Each Reporting
Person With	(9)	Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
2,197,257

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,197,257

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)
5.4% (1)

(14)	Type of Reporting Person (See Instructions)
OO

___________________
(1)           Calculated in accordance with Rule 13D.  See Item 5(a) for a more detailed explanation.

CUSIP No. 42331P106

Item 1.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and restates, where indicated, the statement on the initial Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission on June 16, 2009 and prior amendments thereto (the “Prior Schedules”).  Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Prior Schedules.  Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.	Interest in Securities of the Issuer

(a)   As of the date of this Amendment No. 3, the Reporting Persons beneficially own 2,197,257 shares of Common Stock.  This represents a sum of the following:

(i)   40,812 shares of Common Stock;

(ii)   2,156,445 shares of Common Stock underlying currently exercisable warrants held by the Reporting Persons.

The foregoing represents a beneficial ownership of 5.4% of the shares of Common Stock (based on 38,694,333 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on 11/19/2010, and after giving dilutive effect to the exercise of the warrants of the Reporting Persons, in accordance with Rule 13D).

(b)   The Reporting Persons have shared voting and dispositive power with respect to 2,197,257 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

(c)   Pursuant to that certain Purchase Agreement dated February 11, 2010 (the “February Purchase Agreement”), which became effective as of February 16, 2010, the Reporting Persons agreed to sell to a private purchaser 600,000 free trading shares of common stock of the Issuer (the “February Shares”), with the February Shares being delivered via DTC to the purchaser and with the purchase price being set and paid two days after the February Shares clear DTC (as defined as being free of any restriction of any kind including by DTC, the Issuer, the transfer agent and the Reporting Persons' brokerage and clearing firms) and being 65% of the lowest closing bid price for the five days preceding the date the February Shares clear DTC, ending with the day the February Shares clear DTC.  On March 17, 2010, the placement agent for the February Purchase Agreement informed the Reporting Persons that the purchase price for the February Shares was determined to be $0.104 per share of common stock.  A copy of the February Purchase Agreement is attached as an exhibit to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on February 18, 2010.

Pursuant to that certain Purchase Agreement dated March 4, 2010 (the “March Purchase Agreement”), the Reporting Persons agreed to sell to the same private purchaser 620,000 free trading shares of common stock of the Issuer (the “March Shares”), with the March Shares being delivered to the purchaser and the purchase price being set and paid in the same manner as that of the February Shares.  On March 17, 2010, the placement agent for the March Purchase Agreement informed the Reporting Persons that the purchase price for the March Shares was determined to be $0.1092 per share of common stock.  A copy of the March Purchase Agreement is attached as an exhibit to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on March 9, 2010.

CUSIP No. 42331P106

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With

Respect to Securities of the Issuer

Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 3 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 3 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: March 23, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 3 to Schedule 13D

The undersigned agree that this Amendment No. 3 to Schedule 13D with respect to the Common Stock of Helix Wind, Corp. is a joint filing being made on their behalf.

Dated: March 23, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

A-1